

August 15, 2022

Juanzi Cui
Chief Executive Officer
MakingORG, INC.
385 S. Lemon Avenue #E 301
Walnut, CA 91789

   Re: MakingORG, INC.
     Form 10-K for the Year Ended December 31, 2021
     Filed April 15, 2022
     File No. 000-55260

Dear Ms. Cui:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

General

1. We note that although you are domiciled in California, all revenues for 2021 were from the Peoples Republic of China (PRC) and your main operating subsidiaries, HKFW and CBKB are located in Hong Kong and the PRC, respectively. In this regard, please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3624 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing